Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	June 11, 2021

Eldorado Gold Announces Voting Results from Annual and Special Meeting of Shareholders; Announces Management Appointments

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated April 27, 2021, were elected as directors of Eldorado at the Company’s Annual Meeting of Shareholders (the “Meeting”) held virtually on June 10, 2021.

Election of Directors
Directors	Votes For	Votes Withheld	Outcome
George Albino	89,608,334	1,629,121	Elected
	98.21%	1.79%
George Burns	90,597,246	640,220	Elected
	99.30%	0.70%
Teresa Conway	90,540,695	696,770	Elected
	99.24%	0.76%
Catharine Farrow	90,432,623	804,842	Elected
	99.12%	0.88%
Pamela Gibson	89,348,846	1,888,620	Elected
	97.93%	2.07%
Judith Mosely	90,482,619	754,847	Elected
	99.17%	0.83%
Steven Reid	90,664,166	573,300	Elected
	99.37%	0.63%
John Webster	89,803,931	1,433,535	Elected
	98.43%	1.57%

At the Meeting, shareholders of the Company also approved:

●
The appointment of auditors;

●
Setting the auditor’s pay;

●
The advisory resolution on executive compensation; and

●
The Amended and Restated Performance Share Unit Plan

Voting results on each resolution are detailed below and can also be found in the Company’s final Report on Voting Results as filed on SEDAR (www.sedar.com). All resolutions were conducted by ballot.

Appointment of Auditors
Votes For	Votes Withheld	Outcome
106,857,183 99.17%%	896,659 0.83%	Carried

Setting the Auditor’s Pay
Votes For	Votes Against	Outcome
92,999,506 99.66%	317,578 0.34%	Carried

Non-Binding Advisory Vote on Executive Compensation
Votes For	Votes Against	Outcome
89,679,769 98.29%	1,557,695 1.71%	Carried

Amended and Restated Performance Share Unit Plan
Votes For	Votes Against	Outcome
84,720,668 92.86%	6,516,796 7.14%	Carried

Management Appointments

Eldorado also announces the appointments of Paul Ferneyhough and Lisa Wilkinson to the Senior Management team.

Paul Ferneyhough joined the Company as Senior Vice President, Chief Growth and Integration Officer in May 2021. Paul is responsible for overseeing the development and execution of Eldorado’s strategic growth roadmaps. In this role, he will identify and realize opportunities to unlock value from within the operations. He is also be responsible for integrating technology, initiatives and processes using cross-functional approaches and teams across Eldorado’s global footprint. Prior to joining Eldorado Gold, Paul spent nearly two decades with Repsol SA (and Talisman Energy), most recently as Executive Director leading Repsol’s North American upstream oil and gas division. He also held progressively senior leadership roles in corporate, line and functional areas including finance, investor relations, strategy, commercial, planning, and business performance management.

Lisa Wilkinson joined Eldorado in May 2021 as Vice President, Investor Relations. Lisa oversees all investor relations activities and marketing for Eldorado Gold. Prior to joining Eldorado Gold, Lisa was Vice President, Investor Relations and Strategic Development at TMAC Resources. Before that, she spent several years in capital allocation, business planning and capital projects at Kinross Gold. Lisa’s background in capital markets includes equity research roles with RBC Capital Markets, Scotia Capital, and Citigroup.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations
Lisa Wilkinson, VP, Investor Relations
604.757.2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com

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